UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 9)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP number)

Stephen M. Merkel, Esq. Cantor Fitzgerald, L.P. 499 Park Avenue New York, New York 10022 (212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 22

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 111,026,612 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 111,026,612 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 111,026,612 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 48.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 22

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 113,675,041 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 113,675,041 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 113,675,041 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 48.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 22

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,478,596 shares of Class A Common Stock
	8	Shared voting power 127,591,077 shares of Class A Common Stock
	9	Sole dispositive power 8,478,596 shares of Class A Common Stock
	10	Shared dispositive power 127,591,077 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 136,069,673 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.9%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 22

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), and Amendment No. 8 to the Original 13D, dated February 17, 2011, filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 or Amendment No. 8, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

Distribution Rights Shares/Distributions/Receipt/Deferrals

Between February 17, 2011, the date of Amendment No. 8, and December 31, 2012, CFLP has distributed an aggregate of 4,107,202 shares of Class A Common Stock to retained and founding partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008 (the “April 2008 distribution rights shares”), including distributions by CFLP on May 16, 2011 of 13,684 and 3,369 shares, respectively, to Messrs. Barnard and Merkel that were distributable to them on April 1, 2011. A resale Registration Statement on Form S-3 (Reg. No. 333-175034) was filed by the Company with the SEC on June 21, 2011 (the “Second Resale Registration Statement”) with respect to the shares distributed by CFLP to retained and founding partners between February 17, 2011 and December 31, 2012, other than the 3,369 shares distributed to Mr. Merkel.

On April 1, 2011, the 36-month anniversary of the completion of the Merger and the last scheduled distribution date for CFLP to distribute April 2008 distribution rights shares, CFLP was scheduled to distribute to retained and founding partners an aggregate of 2,914,245 shares (1,134,335 shares with respect to retained partners and 1,779,910 shares with respect to founding partners), not including shares previously distributed to such partners or deferred by certain retained partners. In connection with the 36-month anniversary of the completion of the Merger, CFLP once again offered to retained partners the opportunity to elect to defer receipt of their April 2008 distribution rights shares and receive a distribution equivalent from CFLP rather than receiving an immediate distribution of such shares. Retained partners elected to defer receipt of an aggregate of 747,640 of the 1,134,335 April 2008 distribution rights shares otherwise distributable to them on April 1, 2011. Retained partners who elected to defer receipt of their shares are entitled to receive their shares upon written notice to CFLP. Such shares will be delivered to such partners on such subsequent dates after receipt of such notice as shall be determined by CFLP in its administrative discretion, and CFLP shall have a right to defer such distributions for up to three months, although CFLP generally makes such distributions on a quarterly basis to such partners.

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Mr. Howard Lutnick elected to defer receipt of an aggregate of 682,746 April 2008 distribution rights shares otherwise distributable to him on April 1, 2011 and receive a distribution equivalent from CFLP, rather than receiving such shares at that time. Ms. Edith Lutnick elected to defer receipt of an aggregate of 8,673 April 2008 distribution rights shares otherwise distributable to her on April 1, 2011 and receive a distribution equivalent from CFLP, rather than receiving such shares at that time.

As of December 31, 2012, CFLP has distributed to retained and founding partners an aggregate of 18,115,283 April 2008 distribution rights shares. As of December 31, 2012, the aggregate number of remaining April 2008 distribution rights shares that CFLP is obligated to distribute is 15,256,461 shares, all of which are distributable to certain retained partners who have deferred receipt of such shares.

In addition, on February 14, 2012, CFLP determined to distribute to its partners an aggregate of 3,228,285 shares of Class A Common Stock in payment of previous quarterly partnership distributions payable to such partners by CFLP. Of those 3,228,285 shares, an aggregate of 1,010,655 shares of Class A Common Stock were distributed to partners on February 14, 2012, an aggregate of 282,023 shares of Class A Common Stock were distributed to partners on March 21, 2012, an aggregate of 52,992 shares of Class A Common Stock were distributed to partners on August 6, 2012 and an aggregate of 1,882,615 shares remain to be distributed to certain CFLP partners who deferred receipt of such shares (the “February 2012 distribution rights shares”). Of such 3,228,285 shares, all but 44,013 shares distributed by CFLP (including an aggregate of 41,523 such shares distributed by CFLP to Mr. Merkel and certain family trusts) are included in the Second Resale Registration Statement. Mr. Barnard received 9,233 February 2012 distribution rights shares and Mr. Fraser received an aggregate of 225,402 February 2012 distribution rights shares (consisting of 14,941 directly, 157,363 through Lord Lovat and 53,098 held by trusts for the benefit of Mr. Fraser’s children).

Mr. Lutnick, Ms. Edith Lutnick, CFGM, KBCR and LFA elected to defer receipt of an aggregate of 1,231,396, 3,679, 160,675, 287,967, and 16,193 February 2012 distribution rights shares, respectively, otherwise distributable to each of them and receive a distribution equivalent from CFLP, rather than receiving such shares at that time.

Authorization to Engage CF&Co. and its Affiliates to Act as Financial Advisor to the Company

As previously reported, on August 2, 2010 the Company was authorized to engage CF&Co. and its affiliates to act as financial advisor in connection with one or more third-party business combination transactions with or involving one or more targets as requested by the Company on behalf of its affiliates from time to time on terms, conditions and fees. In the third quarter of 2010, the Company paid CF&Co. an advisory fee of approximately $700,000 in connection with the Company’s acquisition of key assets of Mint Partners and Mint Equities. In addition, on October 14, 2011, the Company completed the acquisition of Newmark & Company Real Estate Inc., the real estate advisory firm which operates as Newmark Knight Frank in the U.S. and which is associated with London-based Knight Frank. CF&Co. acted as a financial adviser in connection with this transaction and was paid an advisory fee of $1.4 million for such services. Furthermore, on April 13, 2012, the Company completed the acquisition of substantially all of the assets of Grubb & Ellis Company and certain of its indirect and indirect subsidiaries. CF&Co. acted as financial adviser in connection with this transaction and was paid an advisory fee of $1.0 million for such services.

CUSIP No. 05541T 10 1	13D	Page 7 of 22

Exchange by CFLP of BGC Holdings Exchangeable Limited Partnership Units for Shares of Class A Common Stock and Class B Common Stock

As previously reported, on May 5, 2011, CFLP exchanged 9,000,000 BGC Holdings exchangeable limited partnership units for 9,000,000 shares of Class A Common Stock.

As previously reported, on May 6, 2011, CFLP exchanged 9,000,000 BGC Holdings exchangeable limited partnership units for 9,000,000 shares of Class B Common Stock.

Issuances of Shares of Class A Common Stock Upon Exchanges of BGC Holdings Exchangeable Limited Partnership Units/Opening of Brokerage Accounts

Since February 17, 2011, the date of Amendment No. 8, through December 31, 2012, the Company has issued an aggregate of 4,965,162 shares of Class A Common Stock to partners of BGC Holdings upon exchange of their exchangeable limited partnership units. In order to facilitate the receipt and sale of the exchange shares and distribution rights shares by the partners, the Company and CFLP have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts will facilitate repayment by any such partners of any partnership loans or other amounts payable to or guaranteed by CFLP from the proceeds of any sale of such shares.

Charity Day

On May 9, 2011, the Company issued and donated an aggregate of 443,686 shares of Class A Common Stock to the Relief Fund in connection with the Company’s 2010 annual Charity Day. Such 443,686 shares are included in the Second Resale Registration Statement.

On July 27, 2011, CFLP donated 150,000 shares of Class A Common Stock to the Relief Fund in connection with the Company’s 2010 annual Charity Day.

On February 3, 2012 and March 9, 2012, the Company issued and donated an aggregate of 1,050,000 shares of Class A Common Stock to the Relief Fund in connection with the Company’s annual Charity Day. The Company filed a resale Registration Statement on Form S-3 (Reg. No. 333-180391) under the Securities Act with respect to all of these shares, which was declared effective by the SEC on June 7, 2012.

On December 28, 2012, the Company issued and donated 1,810,000 shares of Class A Common Stock to the Relief Fund in connection with the Company’s annual Charity Day.

On March 9, 2012, CFLP donated 75,000 shares of Class A Common Stock to the Relief Fund in connection with the Company’s 2011 Charity Day. All of these shares are included in the Second Resale Registration Statement.

Controlled Equity Offering/Payment of Commissions to CF&Co.

As previously reported, on September 3, 2010 the Company entered into a controlled equity offering sales agreement with CF&Co. (the “September 2010 Sales Agreement”), pursuant to which the Company could offer and sell up to 5,500,000 shares of Class A Common Stock (subject to the maximum aggregate gross sales price remaining under the Company’s Registration Statement on Form S-3 (Reg. No. 333-166564)) from time to time through CF&Co., as the Company’s sales agent. Under the September 2010 Sales Agreement, the Company agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sales of such shares. All of the 5,500,000 shares of Class A Common Stock have been sold under the September 2010 Sales Agreement, resulting in a total of approximately $861,000 paid by the Company to CF&Co.

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As previously reported, on September 9, 2011 and on February 15, 2012, the Company entered into two controlled equity offering sales agreements with CF&Co. pursuant to which the Company could offer and sell up to 10,000,000 shares of Class A Common Stock per sales agreement, under the Company’s shelf Registration Statement on Form S-3 (Reg. No. 333-176523) from time to time through CF&Co., as the Company’s sales agent. Under such sales agreements, the Company has agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sale of such shares. As of December 31, 2012, all 20,000,000 shares of Class A Common Stock have been sold under the September 2011 Sales Agreement and the February 15 Sales Agreement, resulting in a total of approximately $2.3 million paid by the Company to CF&Co.

As previously reported, on December 12, 2012, the Company entered into a controlled equity offering sales agreement with CF&Co. (the “December 2012 Sales Agreement”), pursuant to which the Company may issue and sell up to 20,000,000 shares of the Company’s Class A Common Stock, under the Company’s shelf Registration Statement on Form S-3 (Reg. No. 333-185110) from time to time through CF&Co., as the Company’s sales agent. Under such sales agreement, the Company has agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sale of such shares. As of December 31, 2012, 934,910 shares of Class A Common Stock have been sold under the December 2012 Sales Agreement, resulting in a total of $62,000 paid by the Company to CF&Co., and 19,065,090 shares of Class A Common Stock remain to be sold under such Agreement.

The September 2012 Sales Agreement, the February 2012 Sales Agreement and the December 2012 Sales Agreement are included as Exhibits 43, 44 and 45, respectively, hereto and are incorporated by reference herein.

Redemption of Non-Exchangeable BGC Holdings Founding Partner Units From Terminating Founding Partners/Grant by CFLP to Terminating Partners of the Right to Exchange/CFLP Purchase Rights/Compensatory Arrangements and Potential Benefit to CFLP

As previously reported, in the event that BGC Holdings redeems any non-exchangeable founding partner units upon the termination or bankruptcy of a founding partner, CFLP has the right to purchase from BGC Holdings an equivalent number of BGC Holdings limited partnership units upon the same terms as those paid by BGC Holdings in the redemption. In addition, on March 15, 2011, the BGC Holdings Limited Partnership Agreement was amended for a sixth time to provide that (i) where either current, terminating, or terminated partners are permitted by the Company to exchange any portion of their founding partner units and CFLP consents to such exchangeability, the Company shall offer to CFLP the opportunity for CFLP to purchase the same number of new exchangeable limited partnership interests in BGC Holdings at the price that CFLP would have paid for the founding partner units had the Company redeemed them; and (ii) the exchangeable limited partnership interests to be offered to CFLP pursuant to (i) would be subject to, and granted in accordance with, applicable laws, rules and regulations then in effect. The Sixth Amendment to the BGC Holdings Limited Partnership Agreement is included as Exhibit 39 hereto and is incorporated by reference herein.

Furthermore, as previously reported, on November 1, 2010, the Audit and Compensation Committees of the Board of Directors of the Company authorized the Company’s management from time to time to cause it to enter into various compensatory arrangements with partners, including founding partners who hold non-exchangeable founding partner units that CFLP has not elected to make exchangeable into shares of Class A Common Stock. These arrangements, which may be entered into prior to or in connection with the termination of such partners, include but are not limited to the grant of

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shares of Class A Common Stock or other awards under the Third Amended and Restated BGC Partners, Inc. Long Term Incentive Plan, payments of cash or other property, or partnership awards under the BGC Holdings Participation Plan or other partnership adjustments, which arrangements may result in the repayment by such partners of any partnership loans or other amounts payable to or guaranteed by CFLP earlier than might otherwise be the case.

On March 13, 2012, in connection with the redemption by BGC Holdings of an aggregate of 397,825 non-exchangeable founding partner units from founding partners of BGC Holdings for an aggregate consideration of $1,146,771, CFLP purchased 397,825 exchangeable limited partnership interests from BGC Holdings for an aggregate of $1,146,771. In addition, pursuant to the Sixth Amendment to the BGC Holdings Limited Partnership Agreement, on such date CFLP purchased 488,744 exchangeable limited partnership interests from BGC Holdings for an aggregate consideration of $1,449,663 in connection with the grant of exchangeability and exchange of 488,744 founding partner units. Such exchangeable limited partnership interests are exchangeable by CFLP at any time on a one-for-one basis (subject to adjustment) for shares of Class A Common Stock or Class B Common Stock.

On May 4, 2012, in connection with the redemption of 34,160 non-exchangeable founding partner units from founding partners of BGC Holdings for an aggregate consideration of $135,274, CFLP purchased 34,160 exchangeable limited partnership units from BGC Holdings for an aggregate of $135,274. Such exchangeable limited partnership interests are exchangeable by CFLP at any time on a one-for-one basis (subject to adjustment) for shares of Class A Common Stock or Class B Common Stock.

As of December 31, 2012, as a result of the termination of an aggregate of 10 founding partners, BGC Holdings has the right to redeem an aggregate of 495,284 non-exchangeable founding partner units. In addition, as of December 31, 2012, CFLP has granted founding partners the right to exchange an aggregate of 328,056 of their non-exchangeable founding partner units for shares of Class A Common Stock. Accordingly, upon BGC Holdings’ redemption of any of such non-exchangeable founding partner units, and/or or the grant by CFLP of exchange rights to such units, CFLP will have the right to purchase from BGC Holdings an aggregate of 495,284 exchangeable limited partnership units pursuant to terms yet to be determined.

Form S-3 Resale Registration Statements/Prospectus Supplements

As previously reported, the Company filed a resale Registration Statement on Form S-3 (Reg. No. 333-167953) (as amended, the “Resale Registration Statement”) to enable retained and founding partners to resell certain distribution rights shares acquired from CFLP and to enable the Relief Fund to sell certain shares of Class A Common Stock donated to it by CFLP. The Company bore all of the expenses of the Resale Registration Statement and sale of the shares, except the selling stockholders paid their own commissions for the sale of their shares. While CFLP was nominally listed as a selling stockholder, it did not sell any shares for its own account under the Resale Registration Statement.

As stated above, on May 5, 2011, CFLP exchanged 9,000,000 BGC Holdings exchangeable limited partnership units for 9,000,000 shares of Class A Common Stock. In connection therewith, on June 21, 2011 the Company filed the Second Resale Registration Statement with respect to (i) 8,996,631 of the 9,000,000 shares of Class A Common Stock (excluding the 3,369 April 2008 distribution rights shares distributed to Mr. Merkel, as discussed above) that may be sold by CFLP for the account of certain retained and founding partners and/or by such retained and founding partners, as distributees of shares of Class A Common Stock from CFLP, or donated by CFLP to charitable organizations, and (ii) 443,686 shares contributed by the Company to the Relief Fund, as discussed above.

Prospectus supplements to the Second Resale Registration Statement were filed by the Company on August 18, 2011, February 22, 2012 and August 6, 2012. As of December 31, 2012, an aggregate of

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3,315,250 shares of Class A Common Stock have been sold under the Second Resale Registration Statement, and 6,125,067 shares remain to be sold under the Second Resale Registration Statement. Messrs. Barnard, Fraser and the Relief Fund sold 42,000, 276,200 and 580,503 shares of Class A Common Stock, respectively, pursuant to the Resale Registration Statement and the Second Resale Registration Statement.

The primary purpose of the Second Resale Registration Statement is to enable certain CFLP partners to resell certain shares distributed to them by CFLP pursuant to their distribution rights or in payment of certain quarterly partnership distributions. Additional purposes of the Second Resale Registration Statement are to enable (i) certain charitable organizations to offer and sell any shares of Class A Common Stock donated by CFLP to them, and (ii) the Relief Fund to offer and sell the 443,686 shares of Class A Common Stock donated to it by the Company on May 9, 2011 and the 75,000 shares of Class A Common Stock donated to it by CFLP on March 9, 2012. The Company is bearing all of the expenses of the Second Resale Registration Statement and sale of the shares, except the selling stockholders are paying their own commissions for the sale of their shares. While CFLP is nominally listed as a selling stockholder, it has not and will not sell any shares for its own account under the Second Resale Registration Statement.

On March 28, 2012, the Company filed a resale Registration Statement on Form S-3 (Reg. No. 333-180391) (the “Third Resale Registration Statement”) with the SEC to enable the Relief Fund to offer and sell the 750,000 shares of Class A Common Stock donated to it by the Company on February 3, 2012 and the 300,000 shares of Class A Common Stock donated to it by the Company on March 9, 2012. The Third Resale Registration Statement was declared effective by the SEC on June 7, 2012. The Company is bearing all of the expenses of the Third Resale Registration Statement, except that the Relief Fund is paying its own commissions for the sale of its shares. The Relief Fund has sold 752,865 shares under the Third Resale Registration Statement and 297,135 shares remain to be sold under the Third Registration Statement.

8.75% Convertible Notes/Adjustments in Conversion and Exchange Prices for Shares of Class A Common Stock

As previously reported, on April 1, 2010 BGC Holdings issued an aggregate of $150 million principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGC Holdings Notes”) in a private placement to CFLP. On April 1, 2010, BGC Holdings lent the proceeds from the issuance of the BGC Holdings Notes to the Company in exchange for $150 million principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGCP Notes” and, together with the BGC Holdings Notes, the “Notes”) on substantially the same economic terms as the BGC Holdings Notes.

Holders may exchange or convert the Notes at their option at any time until the close of business on the second scheduled trading day of the Class A Common Stock immediately preceding the maturity date, April 15, 2015. Due to adjustments related to the payment of Company dividends above a certain threshold with respect fiscal quarters subsequent to the issuance of these Notes, as of the date of this filing the Notes are exchangeable and convertible as follows:

•

The BGC Holdings Notes held by CFLP are (i) exchangeable for a like principal amount of BGCP Notes, or (ii) convertible into an aggregate of 23,384,070 BGC Holdings exchangeable limited partnership units at a conversion rate of 155.8938 units per $1,000 of principal amount of BGC Holdings Notes, equivalent to a conversion price of $6.41 per unit. The BGC Holdings exchangeable limited partnership units are themselves exchangeable on a one-for-one basis for shares of Class A Common Stock.

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•

The BGCP Notes are convertible into an aggregate of 23,384,070 shares of Class A Common Stock at a conversion rate of 155.8938 shares of Class A Common Stock per $1,000 principal amount of BGCP Notes, equivalent to a conversion price of $6.41 per share.

4.50% Convertible Senior Notes due 2016

As previously reported, on July 29, 2011, the Company issued $160 million aggregate principal amount of convertible senior notes due 2016 (the “4.50% convertible notes”) to qualified institutional buyers. The $160 million of 4.50% convertible notes included $25 million aggregate principal amount of 4.50% convertible notes issued in connection with the exercise in full of the initial purchasers’ over-allotment option. The initial purchasers were Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., CF&Co., BMO Capital Markets Corp. and CastleOak Securities L.P.

The Company received net proceeds from the offering of the notes of approximately $144.2 million after deducting the initial purchasers’ discounts and commissions, offering expenses and the cost of certain capped call transactions. CF&Co. received approximately $1.2 million in initial purchaser discounts and commissions.

8.125% Senior Notes due 2042

As previously reported, on June 26, 2012, the Company issued $100 million aggregate principal amount of 8.125% Senior Notes due 2042 and on June 28, 2012, the Company issued an additional $12.5 million of 8.125% Senior Notes due 2042 (together, the “8.125% senior notes”) in connection with the partial exercise of the underwriters’ over-allotment option. As a result, the Company issued a total of $112.5 million aggregate principal amount of the 8.125% senior notes. The underwriters in this offering were Wells Fargo Securities, LLC, CF&Co., Raymond James & Associates, Inc., RBC Capital Markets, LLC, CastleOak Securities, L.P., Keefe, Bruyette & Woods, Inc., Sandler O’Neill & Partners, L.P., D. A. Davidson & Co., Janney Montgomery Scott LLC, Robert W. Baird & Co. Incorporated, Wedbush Securities Inc. and U.S. Bancorp Investments, Inc.

The Company received net proceeds from the offering of the 8.125% senior notes of approximately $108.7 million after deducting the underwriters’ discounts and commissions and offering expenses. CF&Co. will receive approximately $0.2 million in underwriter discounts and commissions.

Exercises of Employee Stock Options

On February 17, 2011, Mr. Lutnick exercised an employee stock option with respect to 1,500,000 shares of Class A Common Stock at an exercise price of $5.10 per share. The exercise price was paid in cash from Mr. Lutnick’s personal funds.

Since February 17, 2011, the date of Amendment No. 8, through December 31, 2012, Mr. Merkel has exercised employee stock options with respect to an aggregate of 88,000 shares of Class A Common Stock at an exercise price of $5.10 per share. A portion of these shares were withheld to pay the option exercise price and the applicable tax obligations. In February 2011, Mr. Merkel sold to the Company 2,332 net shares of Class A Common Stock at a price of $8.7474 per share, calculated on a five-day average closing price, less 2%, beginning on the date of exercise. These net shares resulted from Mr. Merkel’s exercise on February 15, 2011 of an employee stock option with respect to 11,000 shares of Class A Common Stock.

In the future, Messrs. Lutnick and Merkel may engage in additional such exercises of such options. In addition, in connection with such exercises, Mr. Merkel may sell to the Company the net shares of Class A Common Stock acquired by him upon such exercises, with the per share sale price calculated based on a five-day average closing price for a share of Class A Common Stock, less 2%.

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Other Donations of Shares of Class A Common Stock

On November 20, 2009, November 5, 2010 and February 9, 2012, Mr. Barnard donated 1,000 shares, 500 shares and 300 shares, respectively, of Class A Common Stock.

On May 26, 2011, Mr. Lutnick donated 10,434 shares of Class A Common Stock to a charitable organization.

On May 31, 2011, CFLP donated 42,527 shares of Class A Common Stock to a charitable organization.

On June 24, 2011, Mr. Lutnick donated an aggregate of 15,904 shares of Class A Common Stock to two charitable organizations.

On November 17, 2011, Mr. Lutnick donated 512,000 shares of Class A Common Stock to four separate trusts for the benefit of members of Mr. Lutnick’s immediate family. Since Mr. Lutnick’s spouse is one of two trustees of each trust, Mr. Lutnick will continue to report these 512,000 shares of Class A Common Stock as beneficially owned by him.

On December 12, 2011, Mr. Lutnick donated 1,767,428 shares of Class A Common Stock to his personal asset trust, of which Mr. Lutnick is the sole trustee. On March 9, 2012, Mr. Lutnick donated 250,000 of these shares of Class A Common Stock from his personal asset trust to a charitable organization. On April 23, 2012 and October 19, 2012, Mr. Lutnick donated 2,977 shares and 4,685 shares of Class A Common Stock, respectively, from his personal asset trust to charitable organizations.

Purchase of Shares by the Company

On March 13, 2012, the Company purchased an aggregate of 44,013 shares, which had been distributed by CFLP in payment of quarterly partnership distributions at a price of $7.664 per share, which was the closing price on the date of purchase, less 2%, for an aggregate price of $337,316. An aggregate of 41,523 of such shares were purchased from Mr. Merkel and certain family trusts.

CFLP’s Approval of the Grant of Exchange Rights and the Sale of BGC Holdings Exchangeable Founding Partner Units/Loan from CFLP in Connection with the Purchase of BGC Holdings Exchangeable Founding Partner Units/Refinancing of Loan

During March 2010, the Company began a global partnership redemption and compensation restructuring program to enhance its employment arrangements by leveraging its unique partnership structure. Under this program, participating partners generally agree to extend the lengths of their employment agreements, to accept a larger portion of their compensation in partnership units and to other contractual modifications sought by the Company. Also as part of this program, the Company redeemed BGC Holdings limited partnership interests for cash and/or other units and granted exchangeability to certain units. At the same time, the Company sold shares of Class A Common Stock under its controlled equity offerings.

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In connection with the global partnership redemption and compensation program, the Company has granted exchangeability on 35,760,443 limited partnership units since February 17, 2011. In addition, as part of the Company’s redemption and compensation program, the Company has redeemed approximately 26,675,757 limited partnership units at an average price of $5.84 per share and approximately 2,818,170 founding partner units at an average price of $6.04 per share since February 17, 2011. In connection with this program, CFLP has agreed to grant exchangeability on certain founding partner units.

On July 5, 2011, BGC Holdings assigned its obligation under the global partnership redemption and compensation program to redeem 901,673 exchangeable limited partnership units and 294,628 exchangeable founding/working partner units to a new non-executive employee of the Company who transferred to the Company from CFLP and wanted to make an investment in BGC Holdings in connection with his new position. The amount that the purchasing employee paid for each unit was approximately $8.36, which was the volume-weighted average sales price per share of the Class A Common Stock during May 2011, less 2%, for an aggregate purchase price of $10.0 million. CFLP approved the grant of exchange rights to founding partner units in connection with the program, as well as the sale of the exchangeable founding partner units to the new employee. Certain of the selling partners used the proceeds from the sale of their exchangeable units to the new employee to repay any outstanding loans to, or credit enhanced by, CFLP.

The purchase of the exchangeable units by the new employee was funded in part by an $8.0 million bridge loan from CFLP. The bridge loan carried an interest rate of 3.79% per annum and was payable on demand. The Company also made a $440,000 loan to the employee. The Company loan is payable on demand and bears interest at the higher of 3.27% per annum or the three-month LIBOR rate plus 2.25%, as adjusted quarterly.

On December 20, 2011, the Company replaced the bridge loan made by CFLP in part with a $3.4 million third-party loan, pursuant to which the shares of the Class A Common Stock underlying the employee’s exchangeable units have been pledged to the third-party lender. CFLP has guaranteed this third-party loan. In addition to the third-party loan, the Company has replaced the remaining $4.6 million of the CFLP loan with a demand loan from the Company. The Company demand loan carries an interest rate determined by the higher of 3.27% per annum or the three-month LIBOR rate plus 2.25%, as adjusted quarterly, which in no event shall be less than the third-party loan rate, which is three month LIBOR plus 2.00%. The Audit and Compensation Committees of the Company’s Board of Directors approved the foregoing transactions.

On April 5, 2012, the Company repurchased an aggregate of 895,141 these exchangeable units from the new employee at a price of $7.82 per unit. Approximately $4.6 million of the proceeds were used to repay two notes previously issued by the Company and approximately $2.4 million of the proceeds were used towards a $3.4 million third-party note, to which the shares underlying the employee’s remaining 301,160 exchangeable units remain pledged. CFLP has guaranteed this third-party loan.

Amended and Restated Change in Control Agreements

As previously reported, on March 31, 2008, each of Messrs. Lutnick and Merkel entered into change in control agreements with the predecessor of the Company (the “Change in Control Agreements”). Under these Change in Control Agreements, if a change in control of the Company

CUSIP No. 05541T 10 1	13D	Page 14 of 22

occurs, each of Messrs. Lutnick and Merkel may elect to terminate or extend his employment with the Company. The Change in Control Agreements provide for certain payments in such circumstances and also provide that, in each case, each of Messrs. Lutnick and Merkel will receive full vesting of all stock options and restricted stock units of the Company held by him (unless otherwise provided in the applicable award agreement) and medical and life insurance benefits continuation for two years following the termination or extension of employment, as applicable.

As previously reported, on August 3, 2011, each of Messrs. Lutnick and Merkel entered into an amended and restated Change in Control Agreement with the Company to provide among other things that, upon a change in control of the Company, all stock options, restricted stock units, and other awards based on shares of the Class A Common Stock held by them immediately prior to such a change in control shall vest in full and become immediately exercisable, and all limited partnership units in BGC Holdings, including all REUs, PSUs, PSIs and any other units, shall, if applicable, vest in full and be granted immediately exchangeable exchange rights for shares of Class A Common Stock. The amended and restated Change in Control Agreements also clarify the provisions relating to the continuation of medical and life insurance benefits for two years following termination or extension of employment, as applicable.

The amended and restated Change in Control Agreements entered into by Messrs. Lutnick and Merkel are included as Exhibits 40 and 41, respectively, hereto and are incorporated by reference herein.

Grant of Exchange Rights to Mr. Lutnick

As previously reported, on May 4, 2012, the Compensation Committee of the Company’s Board of Directors authorized management to restructure the partnership and compensation arrangement of Mr. Lutnick by authorizing (i) the issuance to Mr. Lutnick of 2,449,312 PSUs and the cancellation of the equivalent number of outstanding REUs which had been previously issued to Mr. Lutnick and (ii) the grant of exchange rights with respect to such 2,449,312 PSUs. The Compensation Committee had previously offered Mr. Lutnick the opportunity, which he had waived in advance, to receive exchangeability with respect to 775,745 PSUs and 2,228,874 REUs.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of December 31. As of December 31, 2012, there were 123,820,089 shares of issued and outstanding Class A Common Stock.

As described above, as of December 31, 2012, the aggregate number of April 2008 distribution rights shares of that CFLP remains obligated to distribute is 15,256,461, all of which are distributable to certain retained partners who have deferred receipt of such shares. Such retained partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A to the Original 13D. As further described above, as of December 31, 2012, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,882,615, all of which are distributable to certain CFLP partners who deferred receipt of such shares. As a result, certain of these April 2008 distribution rights shares and February 2012 distribution rights shares (collectively “distribution rights shares”) are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the persons listed in Schedule A to the Original 13D, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes the remaining 17,139,076 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as

CUSIP No. 05541T 10 1	13D	Page 15 of 22

a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed in Schedule A to the Original 13D.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 4,060,247 shares of Class A Common Stock owned of record by it, (ii) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by it, (iii) 48,782,933 shares of Class A Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,782,933 shares of Class B Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units), and (iv) 23,384,070 shares of Class A Common Stock acquirable upon conversion/exchange of the 8.75% convertible notes acquired on April 1, 2010. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 17,139,076 distribution rights shares, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iv) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (v) 111,026,612 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 4,060,247 shares of Class A Common Stock owned of record by CFLP, (b) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, (c) 48,782,933 shares of Class A Common Stock acquirable upon exchange by CFLP of 48,782,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,782,933 shares of Class B Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units), and (d) 23,384,070 shares of Class A Common Stock acquirable by CFLP upon conversion/exchange of the convertible notes acquired on April 1, 2010. The CFLP amounts include the 17,139,076 shares of Class A Common Stock that are subject to CFLP’s distribution obligations, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 4,050,000 shares of Class A Common Stock subject to options exercisable within 60 days, (ii) 2,449,312 shares of Class A Common Stock acquirable by Mr. Lutnick upon exchange of exchangeable PSUs, (iii) 325,046 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account, (iv) 1,509,766 shares in Mr. Lutnick’s personal asset trust and (v) 144,472 shares of Class A Common Stock held in Mr. Lutnick’s individual retirement account (19,670 shares) and Keogh account (124,802 shares).

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 818,131 shares Class A Common Stock held in various trusts and custodial accounts for the benefit of Mr. Lutnick and his family;

(b) 4,449,059 shares of Class A Common Stock owned of record by CFGM and CFLP;

(c) 34,848,107 shares of Class A Common Stock acquirable upon conversion of 34,848,107 shares of Class B Common Stock owned of record by CFGM and CFLP;

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(d) 48,782,933 shares of Class A Common Stock acquirable upon exchange by CFLP of 48,782,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,782,933 shares of Class B Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM;

(e) 23,384,070 shares of Class A Common Stock acquirable by CFLP upon conversion/exchange of the 8.75% convertible notes acquired by CFLP on April 1, 2010;

(f) 7,742,325 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(g) 1,231,396 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(h) 2,050,197 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by CFGM, receipt of which has been deferred;

(i) 160,675 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by CFGM, receipt of which has been deferred;

(j) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;

(k) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred;

(l) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred;

(m) 161,842 shares of Class A Common receivable pursuant to April 2008 distribution rights shares held by LFA, receipt of which has been deferred; and

(n) 16,193 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by LFA, receipt of which has been deferred.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 17,139,076 distribution rights shares, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, and (ii) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to (i) 114,313 shares of Class A Common Stock owned of record by him, and (ii) 614,500 shares of Class A Common Stock held by Lord Lovat. In addition, Mr. Fraser has shared voting and dispositive power with respect to (a) an aggregate of 398,129 shares of Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children, and (b) 200,000 shares of Class A Common Stock acquirable upon exchange of 200,000 exchangeable founding partner units held by Mr. Fraser.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 39,464 shares of Class A Common Stock owned of record by him, (ii) 200,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 11,279 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

CUSIP No. 05541T 10 1	13D	Page 17 of 22

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 128,117 shares of Class A Common Stock owned of record by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 43,368 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights held by Ms. Edith Lutnick.

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,231 shares of Class A Common Stock owned of record by him, and (ii) 4,800 shares of Class A Common Stock held in Mr. Barnard’s individual retirement account.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 5,274 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 739,675 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by such trust, receipt of which has been deferred.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	111,026,612
CFGM	113,675,041
Mr. Lutnick	136,069,673
KBCR	2,335,967
Mr. Fraser	1,326,942
Mr. Merkel	252,993
Ms. Edith Lutnick	171,485
Mr. Barnard	20,031
Ms. Allison Lutnick	2,355,131

Percent of Class A Common Stock:

Person	Percentage
CFLP	48.1%
CFGM	48.8%
Mr. Lutnick	53.9%
KBCR	1.9%
Mr. Fraser	1.1%
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	1.9%

*	less than 1%

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(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,478,596
KBCR	0
Mr. Fraser	728,813
Mr. Merkel	250,743
Ms. Edith Lutnick	128,117
Mr. Barnard	20,031
Ms. Allison Lutnick	5,274

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	111,026,612
CFGM	113,675,041
Mr. Lutnick	127,591,077
KBCR	2,335,967
Mr. Fraser	598,129
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Barnard	0
Ms. Allison Lutnick	2,349,857

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,478,596
KBCR	0
Mr. Fraser	728,813
Mr. Merkel	250,743
Ms. Edith Lutnick	128,117
Mr. Barnard	20,031
Ms. Allison Lutnick	5,274

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(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	111,026,612
CFGM	113,675,041
Mr. Lutnick	127,591,077
KBCR	2,335,967
Mr. Fraser	598,129
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Barnard	0
Ms. Allison Lutnick	2,349,857

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 37	Joint Filing Agreement, dated as of January16, 2013, among the Reporting Persons

Exhibit 38	Fifth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of December 31, 2010 (incorporated by reference from Exhibit 10.48 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2011)

Exhibit 39	Sixth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 15, 2011 (incorporated by reference from Exhibit 10.58 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2011)

Exhibit 40	Amended and Restated Change in Control Agreement, dated August 3, 2011, between Howard W. Lutnick and BGC Partners, Inc. (incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

Exhibit 41	Amended and Restated Change in Control Agreement, dated August 3, 2011, between Stephen M. Merkel and BGC Partners, Inc. (incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

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Exhibit 42	Seventh Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of September 9, 2011 and effective as of April 1, 2011 (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 15, 2011)

Exhibit 43	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated September 9, 2011 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on September 9, 2011)

Exhibit 44	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated February 15, 2012 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on February 15, 2012)

Exhibit 45	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated December 12, 2012 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on December 12, 2012)

Exhibit 46	Eighth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of December 17, 2012 and effective as of December 17, 2012 (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2012)

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CUSIP No. 05541T 10 1	13D	Page 21 of 22

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: January 16, 2013

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated January 16, 2013

CUSIP No. 05541T 10 1	13D	Page 22 of 22

EXHIBIT INDEX

Exhibit 37	Joint Filing Agreement, dated as of January16, 2013, among the Reporting Persons

Exhibit 38	Fifth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of December 31, 2010 (incorporated by reference from Exhibit 10.48 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2011)

Exhibit 39	Sixth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 15, 2011 (incorporated by reference from Exhibit 10.58 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2011)

Exhibit 40	Amended and Restated Change in Control Agreement, dated August 3, 2011, between Howard W. Lutnick and BGC Partners, Inc. (incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

Exhibit 41	Amended and Restated Change in Control Agreement, dated August 3, 2011, between Stephen M. Merkel and BGC Partners, Inc. (incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011)

Exhibit 42	Seventh Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of September 9, 2011 and effective as of April 1, 2011(incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 15, 2011)

Exhibit 43	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated September 9, 2011 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on September 9, 2011)

Exhibit 44	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated February 15, 2012 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on February 15, 2012)

Exhibit 45	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated December 12, 2012 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on December 12, 2012)

Exhibit 46	Eighth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of December 17, 2012 and effective as of December 17, 2012 (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 21, 2012)

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